Mark S. Weitz

(612) 335-1517

mark.weitz@leonard.com

VIA EDGAR AND FEDERAL EXPRESS

April 26, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Michael McTiernan

Re:	Twin Cities Power Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed March 30, 2012
File No. 333-179460

Dear Mr. McTiernan:

We represent Twin Cities Power Holdings, LLC (the “Company”) and have been authorized by them to respond to the Staff’s letter, dated April 19, 2012, and the 5 itemized comments contained therein (the “Comment Letter”).  We have set forth below each of the comments from the Comment Letter in bold, followed by the Company’s response.

We intend to file Amendment No. 2 to the Registration Statement (“Amendment No. 2”) after we have had an opportunity to confirm with the Staff that our proposed changes in response to the Staff’s comments are acceptable.

Summary Consolidated Financial Data, page 4

1.                                      We note the description of the fixed charge ratio in footnote 1. Please expand the footnote to explain your basis for only requiring one-third of operating lease rental expense.

We intend to expand the disclosure on page 4 so that the footnote reads as follows:

“Fixed charges include interest expense plus one-third of operating lease rental expense, as reported in the footnotes to our financial statements.  We have included one-third of the operating lease rental expense because that is the portion the Company estimates to be the interest component attributable to such rent expense, with the remaining two-thirds considered to be depreciation.”

“TCE is currently subject to an investigation by FERC that could result in liability,” page 15

2.                                      Please revise your disclosure to indicate that FERC has the authority to assess fines and penalties of up to $1.0 million per day per violation.

We intend to revise the disclosure on page 15 by adding the words “per violation” after the words “per day” in the second to last sentence of this paragraph. The revised sentence will read: “FERC has the authority to assess fines and penalties of up to $1.0 million per day per violation and, if FERC determined that TCE had committed serious offenses and if FERC determined to assess substantial fines and penalties, the size of such fines and penalties could have a material adverse effect on us, which could impact our ability to repay notes.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 22

3.                                    We note your response to prior comment 9 and reissue a portion of our comment because it does not appear that your new disclosure fully addressed the comment. Please disclose additional information regarding your energy commodity contracts and energy commodity option contracts, including the settlement dates and fair value of each type of contract.

We intend to revise the disclosure on page 22 by adding the following language and table:

“The following table shows our open contracts as of December 31, 2011 and 2010:”

Open Contracts as of December 31, 2011

Contract Type	Commodity	Contract Hub	Start Date	End Date	Settlement Date	Lots (Contracts)	Fair Value Asset	Fair Value Liability
OTC Swap	Electricity	MISO Indiana	Daily	Daily	Daily	27	$30,712.00	$1,520.00
OTC Swap	Electricity	PJM West Hub	Daily	Daily	Daily	100	$11,608.00	$24,320.00
OTC Swap	Electricity	MISO Indiana Hub off peak	Daily	Daily	Daily	16	$1,440.00	$—

Open Contracts as of December 31, 2010

Contract Type	Commodity	Contract Hub	Start Date	End Date	Settlement Date	Lots (Contracts)	Fair Value Asset	Fair Value Liability
CALL	Electricity	PJM West Hub	2/1/2011	2/28/2011	2/26/2011	20	$89,280.00	$—
PUT	Oil	LT Crude	2/1/2011	2/28/2011	2/26/2011	100	$8,000.00	$—
PUT	Natural Gas	Henry Hub	4/1/2011	4/30/2011	4/28/2011	250	$68,650.00	$—
PUT	Electricity	PJM West Hub	2/1/2011	2/28/2011	2/26/2011	20	$12,320.00	$—
PUT	Natural Gas	Henry Hub	2/1/2011	2/28/2011	2/26/2011	50	$10,000.00	$—
PUT	Natural Gas	Henry Hub	3/1/2011	3/31/2011	3/29/2011	50	$59,600.00	$—
PUT	Electricity	SP15	4/1/2011	4/30/2011	4/28/2011	104	$32,448.00	$—
OTC Swap	Electricity	NYISO Zone A	Daily	Daily	Daily	20	$57,936.00	$169,408.00
OTC Swap	Electricity	NYISO Zone A	12/1/2010	12/31/2010	12/31/2010	69	$—	$453,376.00
OTC Swap	Electricity	NYISO Zone A off peak	Daily	Daily	Daily	16	$1,572.00	$1,388.00
OTC Swap	Electricity	MISO Cinergy	Daily	Daily	Daily	93	$294,623.00	$218,912.00
OTC Swap	Electricity	MISO Cinergy	1/1/2011	1/31/2011	1/31/2011	105	$—	$127,681.00
OTC Swap	Electricity	MISO Cinergy	2/1/2011	2/28/2011	2/28/2011	60	$—	$12,000.00
OTC Swap	Electricity	MISO Cinergy off peak	Daily	Daily	Daily	16	$—	$1,400.00
OTC Swap	Electricity	MISO Cinergy off peak	1/1/2011	1/31/2011	1/31/2011	1632	$—	$100,164.00
OTC Swap	Electricity	MISO Cinergy Mini	1/1/2011	1/31/2011	1/31/2011	5250	$24,360.00	$—
OTC Swap	Electricity	MISO Cinergy Mini	2/1/2011	2/28/2011	2/28/2011	3000	$40,000.00	$—
OTC Swap	Electricity	NEPOOL Mass Hub	Daily	Daily	Daily	34	$24,168.00	$—
OTC Swap	Electricity	NEPOOL Mass Hub	12/1/2010	12/31/2010	12/31/2010	129	$1,113,384.00	$970,784.00
OTC Swap	Electricity	PJM West Hub	Daily	Daily	Daily	204	$439,221.02	$190,152.00
OTC Swap	Electricity	PJM West Hub	12/1/2010	12/31/2010	12/31/2010	79	$990,472.00	$65,800.00
OTC Swap	Electricity	PJM West Hub	2/1/2011	2/28/2011	2/28/2011	20	$42,240.00	$—
OTC Swap	Electricity	PJM West Hub off peak	Daily	Daily	Daily	48	$7,936.00	$—
OTC Swap	Electricity	PJM West Hub off peak	12/1/2010	12/31/2010	12/31/2010	1880	$1,211,660.00	$—
OTC Swap	Electricity	SP15	Daily	Daily	Daily	56	$1,084.00	$6,830.00
OTC Swap	Electricity	SP15	1/1/2011	1/31/2011	1/31/2011	75	$5,000.00	$—
OTC Swap	Electricity	SP15	7/1/2011	7/31/2011	7/31/2011	25	$—	$33,000.00
OTC Swap	Electricity	MidC	12/1/2010	12/31/2010	12/31/2010	52	$4,260.00	$76,440.00
OTC Swap	Electricity	MidC	1/1/2011	1/31/2011	1/31/2011	75	$4,600.00	$—
OTC Swap	Electricity	MidC	7/1/2011	7/31/2011	7/31/2011	25	$24,500.00	$—
OTC Swap	Electricity	Alberta Extended Off Peak	1/1/2011	1/31/2011	1/31/2011	248	$—	$2,089.46
OTC Swap	Electricity	Alberta Extended Off Peak	2/1/2011	2/28/2011	2/28/2011	224	$—	$853.76
OTC Swap	Electricity	Alberta Extended Off Peak	9/1/2011	9/30/2011	9/30/2011	240	$577.73	$—
OTC Swap	Electricity	Alberta Extended Peak	1/1/2011	1/31/2011	1/31/2011	496	$—	$12,835.23
OTC Swap	Electricity	Alberta Extended Peak	2/1/2011	2/28/2011	2/28/2011	448	$—	$5,931.36
OTC Swap	Electricity	Alberta Extended Peak	9/1/2011	9/30/2011	9/30/2011	480	$2,984.94	$—
OTC Swap	Electricity	Ontario Off Peak	1/1/2011	1/31/2011	1/31/2011	408	$5,115.32	$—

Consulting Agreements, page 48

4.                                    We note your disclosure of payments made to Mr. Sharp for consulting services. Please tell us why the payment is disclosed on page 48 as $11,000 per month when the disclosure on page 49 seems to indicate a $15,000 per month retainer.

The disclosure on page 48 describes the $11,000 monthly fee the Company is paying to Mr. Sharp directly as a consultant for his services as Chief Financial Officer to the Company pursuant to his Consultant and Professional Services Agreement.  The disclosure on page 49 describes a separate $15,000 monthly fee the Company is paying to Mr. Sharp’s business entity, Altus Financial Group LLC, for professional consulting services being provided pursuant to an Acquisition Advisory Agreement.  As disclosed, Mr. Sharp owns a 50% membership interest in Altus Financial Group LLC.  We intend to revise the disclosure on page 49 to further clarify that the $15,000 payment is being made to Altus Financial Group LLC, not Mr. Sharp, by adding the words “to Altus” so the sentence will then read as follows:

“As consideration for the foregoing services, the agreement calls for the payment of a monthly retainer of $15,000 to Altus, plus the payment of placement fees, in an amount to be mutually agreed upon based upon the nature of the Financing required.”

Plan of Distribution, page 67

5.                                    We note your response to comment 15. However, we also note that the Servicing Agent’s commissions are indirectly related to the amount of notes issued and that the Servicing Agent may be interacting with potential investors through responses to written and telephonic requests for information about the notes. Please explain to us why you believe that, to the extent the Servicing Agent is responding to inquiries from potential investors based on the prospectus and other sales materials, the servicing agent would not be participating in the distribution for purposes of Section 2(a)(11).

The Servicing Agent has informed us that most inquiries from prospective investors are requests for investment information kits, which consist of a cover letter, prospectus, interest rate supplement, Form 10-K, Form 10-Q, earnings release, subscription agreement, business reply envelope, and FAQ’s.  The vast majority of these requests arrive via email.  In the few telephonic inquiries the Servicing Agent receives, prospective investors generally seek clarification about something they read in the prospectus and its supplements, e.g. how interest is compounded, the freedom to set their interest payment schedule, etc.  We have also been told by the Servicing Agent that most of the calls the Servicing Agent receives from existing investors are administrative — change bank deposit information, change of address, renew an existing note, etc.

We have modified Section 3.01 of the Outsourcing Agreement, the final version of which will be filed as Exhibit 10.6 with Amendment No. 2, to clarify the types of interactions the Servicing Agent will have with investors.  Specifically, we have clarified that as part of the ministerial tasks included in the customer service and investor relations functions that the Servicing Agent may perform under Section 3.01(c), the Servicing Agent may handle inquiries from investors only to the extent such inquiries regard topics addressed in the prospectus or its supplements, or the Company’s other SEC filings.  All other investor inquiries must be forwarded to the Company.  The specific modifications to Section 3.01 of the Outsourcing Agreement are as follows:

(c)   Investor Relations and Reporting. During the term of this Agreement the Contractor, in conjunction with the Trustee, shall perform ministerial tasks included in the customer service and investor relations functions with respect to the Offering, as directed from time to time by the Company, which may include, but not be limited to, handling inquiries from Investors in a manner consistent with Section 3.01(d), mailing investment kits, delivering to each Investor the Prospectus and Subscription Agreement, and processing Subscription Agreements. The Contractor shall to the best of its knowledge ensure that each person submitting a Subscription Agreement shall have received the Prospectus. An Investor who visits the offering web site shall be deemed to have received the Prospectus, provided such person either delivers an Electronic Delivery Consent Form with such Investors Subscription Agreement or certifies under penalties of perjury that he, she or it has received the Prospectus.

(d)   The Contractor shall forward to the Company written or telephonic questions by Investors and Holders relating to the Notes regarding topics that are not addressed in the Prospectus or its supplements ~~or in the marketing materials that accompanied the delivery of the Prospectus~~, including without limitation questions relating to the Company’s finances and business, the Company’s performance and practices with regard to the Notes, and substantive matters regarding an investment in the Notes, unless such questions can be answered solely by reference to the Company’s SEC filings. Notwithstanding the foregoing, the Contractor may respond to questions that are purely administrative or ministerial in nature. The Contractor shall also be responsible for recording changes in Holders’ addresses or accounts, preparing and issuing maturity and renewal notices, quarterly statements, newsletters, reports and analyses to Holders and to the Company, directing the Paying Agent to make Scheduled Payments, Repurchase Payments and Redemption Payments to Holders in a timely manner, and directing the Paying Agent to issue Form 1099INT’s to Holders as required by law. In addition, the Contractor shall provide the Trustee (and copy the Company) with management reports regarding the Notes as required under the Indenture.

The Company believes the above responses address the questions and concerns expressed within the Comment Letter dated April 19, 2012.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz

Mark S. Weitz

Enclosures

cc:	Mr. Timothy S. Krieger, Chairman of the Board of Governors, CEO and President of Twin Cities Power Holdings, LLC
Mr. Wiley H. Sharp III, VP — Finance and CFO of Twin Cities Power Holdings, LLC